CERTIFICATE OF QUALIFIED PERSON
I, Ken Kuchling, P. Eng., residing at 33 University Ave., Toronto, Ontario, M5J 2S7, do hereby certify that:

1.	I am a senior mining associate with P&E Mining Consultants Inc.

2.
This certificate applies to the Technical Report titled “NI 43-101 Technical Report - Pre-feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina”, dated May 15, 2017 with an effective date of December 31, 2016 (the “Technical Report”).

3.
I graduated with a Bachelor degree in Mining Engineering in 1980 from McGill University and a M. Eng degree in Mining Engineering from UBC in 1984. I have worked as a mining engineer for a total of 35 years since my graduation from university. My relevant work experience for the purpose of the Technical Report is 15 years as an independent mining consultant in commodities such as gold, copper, potash, diamonds, molybdenum, tungsten, and bauxite. I have practiced my profession continuously since 1980. I am a member of the Professional Engineers of Ontario.

My relevant experience for the purpose of the Technical Report is:

Mining Consultant, KJ Kuchling Consulting Ltd...................2000 – Present
Senior Mining Engineer, Diavik Diamond Mines Inc................1997 – 2000
Senior Mining Consultant, KJ Kuchling Consulting Ltd............1995 – 1997
Senior Geotechnical Engineer, Terracon Geotechnique Ltd....1989 – 1995
Chief Mine Engineer, Mosaic, Esterhazy K1 Operation...........1985 – 1989
Mining Engineering, Syncrude Canada Ltd..............................1980 – 1983

4.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I have visited the Project that is the subject of this Technical Report from March 12 to March 13, 2015.

6.	I am responsible for Sections 1 through 6, 22 through 27 and co-authoring Section 25 of the Technical Report.

7.	I am independent of Puna Operations Inc., Silver Standard Resources Inc., and Golden Arrow Resources Corporation, applying all of the tests in section 1.5 of National Instrument 43-101.

8.
I have had prior involvement with the Project that is the subject of the Technical Report: I co-authored two previous technical reports prepared for Golden Arrow Resources Corporation, filed on SEDAR dated January 20, 2014 and February 13, 2015 [amended].

9.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 15th day of May, 2017.
(original signed by Ken Kuchling)
________________________________
Ken Kuchling P.Eng.